Hennion & Walsh, Inc.
2001 Route 46, Waterview Plaza
Parsippany, New Jersey 07054

January 16, 2014

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Re: Smart Trust, NASDAQ International Dividend Achievers Index Trust, Series 1 (the “Fund”)

(File No. 333-192486) (CIK 1590587)

Ladies/Gentlemen:

In connection with the response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) regarding the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 of units representing the ownership of interests in the Fund, we acknowledge that:

1.	The Fund is responsible for the adequacy and accuracy of the disclosure in such Registration Statement;
2.	Staff comments or changes to disclosure in response to staff comments in such Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and
3.	The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Smart Trust, NASDAQ International Dividend Achievers Index Trust, Series 1

By: Hennion & Walsh, Inc.

By                 /s/ KEVIN D. MAHN

   Kevin D. Mahn

Authorized Signator